==============================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                        Date of Report: October 16, 2003

                              CEMEX, S.A. de C.V.
             (Exact name of registrant as specified in its charter)

                                  CEMEX Corp.
                (Translation of registrant's name into English)

                             United Mexican States
                (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X       Form 40-F ___
                                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ____ No    X
                                    --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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         This report on Form 6-K shall be deemed to be incorporated by reference into (i) Post-Effective Amendment No. 4 to CEMEX, S.A. de C.V.'s ("CEMEX") Registration Statement on Form F-3 (Registration No. 333-11382) filed with the Securities and Exchange Commission (the "Commission") on August 27, 2003, (ii) CEMEX's Registration Statement on Form F-3 (Registration No. 333-86700) filed with the Commission on April 19, 2002, (iii) CEMEX's Registration Statement on Form S-8 (Registration No. 333-86090) filed with the Commission on April 11, 2002, (iv) CEMEX's Registration Statement on Form S-8 (Registration No. 333-83962) filed with the Commission on March 7, 2002 and (v) CEMEX's Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Commission on September 20, 2001, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.


                                    CONTENTS

     1. Certain financial targets and estimates for the year ending December 31, 2003 publicly filed by CEMEX in Mexico with the Comision Nacional Bancaria y de Valores, the Mexican Securities Authority (attached hereto as exhibit 1).








                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                              CEMEX, S.A. de C.V.
------------------------------------------------------------------------------
                                  (Registrant)



Date:    October 16, 2003           By:       /s/ Rafael Garza
      ----------------------           ---------------------------------------
                                              Name:  Rafael Garza
                                              Title: Chief Comptroller





                                 EXHIBIT INDEX


EXHIBIT NO.                      DESCRIPTION

1 Certain financial targets and estimates for the year ending December 31, 2003 publicly filed by CEMEX in Mexico with the Comision Nacional Bancaria y de Valores, the Mexican Securities Authority.



CERTAIN FINANCIAL TARGETS AND ESTIMATES FOR THE YEAR ENDING DECEMBER 31, 2003

         We have presented below (i) our targets for net sales, operating income, EBITDA and free cash flows on a consolidated basis for the year ending December 31, 2003, (ii) our targets (in terms of increases or decreases over 2002) for sales volumes, prices and EBITDA in each of our principal operating markets for the same period and (iii) annual growth estimates for construction activity in the United States for 2003 by construction sector. These are targets and estimates that we believe will be met or exceeded. We are including these targets and estimates in this report because we were required to file them publicly in Mexico with the Comision Nacional Bancaria y de Valores, the Mexican Securities Authority.

         The targets and estimates were prepared by us and reflect our judgment, as of October 15, 2003, of expected future operating conditions, which are subject to change. The targets and estimates reflect numerous assumptions regarding general economic, political, governmental and business conditions globally and in the countries in which we do business, cement and ready-mix concrete volumes and prices in our principal operating markets, foreign exchange rates and other matters. These assumptions are based on our operating results for the nine months ended September 30, 2003 and do not account for any material changes in exchange rates, sales volumes and prices, other than seasonal fluctuations we have experienced during the fourth quarters of previous years and the trends reflected in the discussion of our operating results contained in our current report on Form 6-K furnished to the Securities and Exchange Commission on October 15, 2003. This report should be read in conjuction with such October 15, 2003 current report and our other public filings, including our annual report on Form 20-F for the year ended December 31, 2002.

         The targets and estimates presented below constitute forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. Although we believe these forward-looking statements are based on reasonable assumptions, many factors could cause our actual results, performance or achievements to be materially different from those expressed or implied by the targets and estimates presented below, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which we do business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those presented below. We do not intend to revise the targets and estimates to reflect circumstances existing after October 15, 2003 or to reflect the occurrence of unanticipated events, and we do not assume any obligation to update or correct the targets and estimates presented below.

         The targets and estimates presented below were not prepared with a view to compliance with published guidelines of the U.S. Securities and Exchange Commission, any state securities commission or the American Institute of Certified Public Accountants regarding preparation and presentation of prospective financial information. In addition, the targets and estimates were not prepared with the assistance of, or reviewed, compiled or examined by, KPMG Cardenas Dosal, S.C. and, accordingly, KPMG Cardenas Dosal, S.C. does not express an opinion or any other form of assurance with respect thereto.



         For purposes of the compilation of the target numbers presented below, we have used a U.S. Dollar convenience translation for each year based on the end-of-period exchange rates for such year, which is our internal method of presenting such translations and the method in which we filed the targets and estimates in Mexico with the Comision Nacional Bancaria y de Valores, the Mexican Securities Authority. All U.S. Dollar amounts presented below for the year ended December 31, 2002 are translations of constant Peso amounts at an exchange rate of Ps10.38 to U.S$1.00, the CEMEX accounting rate as of December 31, 2002. All U.S. Dollar amounts for the year ended December 31, 2003 are translations of constant Peso amounts at an exchange rate of Ps11.00 to U.S$1.00, the CEMEX accounting rate as of September 30, 2003.

CEMEX OPERATING PROFILE (Amounts in millions of U.S.$)

                                                                                                   % INCREASE
                                                        2002                2003 TARGETS           OVER 2002
----------------------------------------------- ---------------------- ----------------------- -------------------
NET SALES                                          U.S.$ 6,543             U.S.$ 7,000                 +7%
OPERATING INCOME                                         1,310                   1,450                +11%
  + Depreciation and operating amortization                607                     600
EBITDA                                                   1,917                   2,050                 +7%
  - Net financial expense                                  288                     *
  - Capital expenditures                                   416                     *
  - Change in working capital                               (2)                    *
  - Taxes paid                                             165                     *
  - Preferred dividend payments(1)                          34                     *
  - Other cash items                                        68                     *
FREE CASH FLOW                                             948                   1,000                 +5%

-----------------

*     Unavailable.

(1)   Does not take into account any redemption of preferred equity during the fourth quarter of 2003.

EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items. EBITDA and free cash flow are presented herein because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. EBITDA and free cash flow should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which we consider to be the most comparable measure as determined under generally accepted accounting principles in Mexico (Mexican GAAP). Free cash flow is reconciled to EBITDA. We are not required to prepare a statement of cash flows under Mexican GAAP, and as such we do not have such Mexican GAAP cash flow measures to present as comparable to EBITDA or free cash flow.

CEMEX 2003 REGIONAL TARGETS

                                                                           PRICE                    EBITDA
                                                 VOLUMES                 (IN U.S.$)         (IN MILLIONS OF U.S.$)
                                          2002         2003 TARGETS     2003 TARGETS         2002        2003 TARGETS
------------------------------------ ---------------- ---------------- ---------------- --------------- ----------------
Mexico                                     4%                +                -         U.S.$ 1,114            =
United States                             (5%)               -                -                 419            -
Spain                                      2%                +                +                 292            +
Venezuela                                 (21%)              -                -                 142            -
Colombia                                   2%                -                -                 117            =
Egypt                                      18%               -                -                  58            -
Central America and the Caribbean          13%               +                -                 120            +
Asia                                       40%               +                +                  17            +
Others and eliminations                                                                        (361)           +
------------------------------------ ---------------- ---------------- ---------------- --------------- ----------------
Consolidated                                                                            U.S.$ 1,917       U.S.$ 2,050
-----------------
Source: CEMEX estimates.

UNITED STATES CONSTRUCTION ACTIVITY OUTLOOK (Annual Growth Estimates)

SECTOR                               2001           2002         2003 ESTIMATES       % OF DEMAND
------------------------------- --------------- -------------- ------------------- -------------------
Residential                         (1.6%)          6.3%              2.2%                22%
Industrial and                      (6.3%)         (18.7%)           (6.1%)               22%
Commercial
Public Works(1)                      4.9%           3.0%             (1.6%)               56%
------------------------------- --------------- -------------- ------------------- -------------------
Total                               (1.2%)         (1.0%)            (1.2%)

-----------------

(1) Public Works includes Highways and Streets, which grew 7.7% in 2001, declined 1.8% in 2002 and we estimate will decline 2.3% in 2003.

Source:  Portland Cement Association estimates.